DLA Piper LLP (US) 1251 Avenue of the Americas New York, New York 10020-1104 www.dlapiper.com Stephen P. Alicanti Stephen.Alicanti@dlapiper.com T 212.335.4783

November 2, 2022

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Sondra Snyder
Robert Babula
Anuja Majmudar
Loan Lauren Nguyen

Re:	Freightos Limited
Draft Registration Statement on Form F-4
Submitted September 9, 2022
CIK No. 0001927719

Ladies and Gentlemen:

This letter is submitted on behalf of Freightos Limited (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to the above-referenced Draft Registration Statement on Form F-4 submitted on September 9, 2022 (the “Registration Statement”), as set forth in your letter dated October 6, 2022, addressed to Zvi Schreiber, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently submitting Amendment No. 1 to the Draft Registration Statement (the “Amended Registration Statement”), which includes changes that reflect responses to the Staff’s comments.

The responses provided herein are based upon information provided to DLA Piper LLP (US) by the Company. For reference purposes, the text of the Comment Letter has been reproduced herein with the response below the comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Defined terms used in this letter not otherwise defined have the meanings ascribed to such terms in the Amended Registration Statement.

United States Securities and Exchange Commission
November 2, 2022

Draft Registration Statement on Form F-4 submitted September 9, 2022

Questions and Answers About the Business Combination and the Extraordinary General Meeting Q: How do I exercise my redemption rights?, page 8

1.	Please clarify whether public shareholders that redeem their shares will be able to retain their warrants. To the extent they will be able to retain their warrants, please quantify the value of the warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material results risks. We note your disclosure on page 8 that the holders of Gesher Warrants have no redemption rights with respect to such securities.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 8 of the Amended Registration Statement.

Q: What happens if the Business Combination is not consummated?, page 10

2.	We note that the sponsor and Gesher’s officers and directors have waived their redemption rights with respect to their units and founder shares, respectively. Please describe any consideration provided in exchange for this agreement.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 11 of the Amended Registration Statement.

The Sponsor, Gesher’s directors and officers, Freightos or their respective affiliates may elect to purchase shares, page 68

3.	We note the disclosure that the Sponsor, Gesher’s directors and officers, Freightos or their respective affiliates, may purchase Public Shares in privately negotiated transactions or in the open market prior to the extraordinary meeting, although they are under no obligation to do so. You further state that the purpose of the share purchases and other transactions would be to increase the likelihood that the proposals to be voted upon at the extraordinary meeting are approved by the requisite number of votes and reduce the number of redeemed shares. Please provide your analysis on how such purchases comply with Rule 14e-5.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 69 and 70 of the Amended Registration Statement.

United States Securities and Exchange Commission
November 2, 2022

4.	We note the disclosure that “at any time at or prior to the Business Combination, subject to applicable securities laws (including with respect to material nonpublic information), the Sponsor, Gesher’s directors and officers, Freightos or their respective affiliates may enter into transactions with investors and others to provide them with incentives to acquire Public Shares” or “vote their Public Shares in favor of our initial business combination.” Please provide us with your analysis as to how these purchases comply with Rule 14e-5.

Response:

The Company acknowledges the Staff’s comment and refers the Staff to the Company’s response provided in connection with Comment 3.

Background of the Business Combination, page 92

5.	Please expand your disclosure to clarify what you mean by Gesher’s evaluation of opportunities “with a high internal rate of return use case for a $50 million to $150 million capital infusion.”

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 96 of the Amended Registration Statement.

6.	You disclose that on December 17, 2021, Gesher sent Freightos a non-binding letter of intent for a potential business combination transaction with a proposed pro forma enterprise valuation for Freightos between $300 million and $600 million. Please revise your disclosure to summarize how Gesher arrived at this enterprise valuation. Your disclosure should summarize the valuation methods that were utilized and how the analyses were applied to determine Freightos’ enterprise valuation. In addition, please disclose the basis for Freightos’ revised LOI on December 30, 2021 which included a revised pro forma valuation range between $450 million and $600 million. Please also revise to discuss the factors and reasons considered during the May 2022 discussions between Gesher and Freightos that ultimately lead the parties to agree to a pre-money equity value of Freightos of $390 million.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 98 and 101 of the Amended Registration Statement.

Discounted Cash Flow Analysis, page 108

7.	With respect to the Discounted Cash Flow analysis, provide disclosure explaining how the discount rate range of 30% to 40% were determined and deemed to be appropriate by Houlihan Lokey.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 112 of the Amended Registration Statement.

United States Securities and Exchange Commission
November 2, 2022

Certain Financial Projections Provided to the Gesher Board, page 109

8.	We note your estimated revenue projections of $21.1 million, $39.5 million, $80.3, and $169.6 million in fiscal years 2022, 2023, 2024 and 2025, respectively. Please address the following:

•	Revise to explain the basis for your revenue growth assumptions, and explain how your projections are representative of your current business operations and future plans, given that you generated only $11.1 million in revenue in the fiscal year ended December 31, 2021 as reported on page F-5.

•	Additionally, revise to disclose the average term of your SaaS subscriptions, the historical renewal rate of these subscriptions, and the expected growth in revenue from new customers purchasing SaaS subscriptions and transacting on your Platform.

•	Revise to disclose whether you believe your revenue projections are comparable to the actual historical revenue growth rates of publicly traded peer companies.

•	Tell us whether customer acquisition costs associated with projected growth in your business are included in your projections and how such costs were determined.

•	Tell us whether alternative “cases” or “sets” of projections were prepared. If so, tell us how you considered disclosing these alternative projections and related assumptions used in their preparation.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 115 to 123 of the Amended Registration Statement.

Material Assumptions Underlying the Financial Projections, page 111

9.	Expand the disclosures here to provide additional details to describe the material assumptions for the projected significant and consistent revenue growth and quantify, as appropriate, these assumptions, include the factors underlying these assumptions. Also describe the factors or contingencies considered that would affect such growth ultimately materializing. In this regard, please address the following:

•	You state that one of your assumptions underlying the projections is that additional service providers, primarily airlines, and secondarily container ocean liners, offering their freight capacity and receive bookings through the Freightos Platform, with new carriers will join at a quarterly rate similar to the rates in recent quarters. Revise to disclose the recent quarterly rates that you refer to here. This comment applies to your assumption regarding the additional freight forwarders adopting the Freightos Platform as well.

•	Describe the timeframe for the assumption of the “accelerated” adoption of the Freightos Platform “by small and large importers/exporters as the Freightos Platform becomes more mature and as Freightos makes additional investments in sales and marketing.”

•	Revise to explain the disclosure, “Certain assumptions related to the mix of transactions on the Freightos Platform, as some types of transactions, such as bookings by SMB importers/exporters, having a higher revenue take rate.”

United States Securities and Exchange Commission
November 2, 2022

•	Explain the assumption that carriers will continue to pay a “reasonable fee” to receive bookings. Disclose whether you assume that fees remain constant.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 119 to 121 of the Amended Registration Statement.

The Business Combination Agreement and Ancillary Documents

Ancillary Documents, page 131

10.	We note that you have arranged to sell additional securities to raise funds to satisfy the minimum cash required to complete the business combination transaction after returning funds to redeeming stockholders. Please update your disclosures and highlight material differences in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated at the time of the business combination. Disclose if Gesher’s sponsors, directors, officers or their affiliates will participate in the private placement.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 143 and 144 of the Amended Registration Statement.

United States Securities and Exchange Commission
November 2, 2022

Freightos’ Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-IFRS Financial Measures, page 181

11.	We note your non-IFRS financial measure, EBITDA, includes adjustments for items other than those typically included in EBITDA. Revise your disclosure to label your non-IFRS measure as Adjusted EBITDA.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 197 of the Amended Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Information

Introduction, page 185

12.	We note your statement that the historical financial information for Gesher for the year ended December 31, 2021 is derived from the combination of Gesher’s historical financial information for the period from February 23, 2021 (inception) through September 30, 2021 and the interim period ended December 31, 2021. Please disclose the adjustments made to the Gesher historical financial statements to arrive at the historical amounts presented in the pro forma financial information, either in separate pro forma financial statements or in the notes to the pro forma financial information.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 216 and 217 of the Amended Registration Statement.

Unaudited Pro Forma Condensed Combined Statement of Financial Position, page 190

13.	Please revise to present the Gesher historical information and the Gesher IFRS Conversion and Presentation Alignment columns side-by-side and provide a column showing Gesher Pro Forma as Adjusted before the Transaction Accounting Adjustments.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 206 to 209 of the Amended Registration Statement.

Unaudited Pro Forma Condensed Combined Statements of Operations, page 192

14.	Please revise to present the historical financial statement information for 9T Technologies and Clearit in separate columns or provide the separate financial information for each business and show the combination of those amounts in the notes to your pro forma financial information. Please also ensure that you disclose the amounts of the adjustments separately for each acquired business either in different columns or in the notes to your pro forma financial information.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 212 and 213 of the Amended Registration Statement.

Unaudited Historical Comparative and Pro Forma Combined Comparative Per Share Data of Gesher and Freightos, page 199

15.	Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels. Please also provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions. Also include disclosure regarding your underwriting fees on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution. It appears that underwriting fees remain constant and are not adjusted based on redemptions.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 9 and 10 of the Amended Registration Statement.

United States Securities and Exchange Commission
November 2, 2022

Certain Material U.S. Federal Income Tax Considerations, page 216

16.	We note that you indicate that there are significant legal and factual uncertainties concerning the application of the requirement in Section 368(a) of the Code that the acquiring corporation must continue, either directly or indirectly through certain related entities, either a significant line of the acquired corporation’s historic business or use a significant portion of the acquired corporation’s historic business assets in a business. Please revise to describe what those significant legal and factual uncertainties are.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 75 of the Amended Registration Statement.

17.	We note your disclosure on page 218 indicating that certain additional transactions are part of a plan that qualifies for tax-deferred treatment as an exchange described in Section 351 of the Code. Please revise your discussion of material U.S. federal income tax consequences here to address the intended tax treatment. Further, to support your conclusion about the intended tax treatment, please include an opinion of counsel supporting such a conclusion. If there is uncertainty regarding the tax treatment of the business combination, counsel’s opinion should discuss the degree of uncertainty.

Response:

The Company respectfully acknowledges the Staff’s comment, however, the Company points out that the disclosure included in the section titled, “Certain Material U.S. Federal Income Tax Considerations” describes the intended tax treatment of the Business Combination and the tax consequences resulting therefrom. In particular, the Company advises the Staff that the Amended Registration Statement includes the following language:

•	“The parties to the Business Combination Agreement intend for the Business Combination to qualify as a “reorganization” within the meaning of Section 368(a) of the Code (a “reorganization”)” (on page 237);

•	“If the Business Combination qualifies as a reorganization, U.S. Holders will generally not recognize gain or loss as a result of the Business Combination.” (on page 238);

•	If the Business Combination does not qualify as a “reorganization”:

o	“there may be a position that the First Merger, taken together with the PIPE Investment, the investments made under the FPA Backstop Agreement and Backstop Agreement and/or the Recapitalization (collectively, the “Additional Transactions”), were part of a plan that qualifies for tax-deferred treatment as an exchange described in Section 351 of the Code.” (on page 238); or

o	“If the First Merger, taken together with the Additional Transactions, qualifies as an exchange under Section 351 of the Code, U.S. Holders will generally not recognize gain or loss upon the exchange of their Gesher Ordinary Shares for Freightos Ordinary Shares, but U.S. Holders of Gesher Warrants will generally recognize gain or loss upon the exchange of their Gesher Warrants for Freightos Warrants.” (on page 238); or

o	“If the Business Combination does not qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the First Merger, taken together with the Additional Transactions, does not qualify as an exchange under Section 351 of the Code, a U.S. Holder of Gesher Securities generally would recognize gain or loss in an amount equal to the difference, if any, between the fair market value of Freightos Ordinary Shares and/or Freightos Warrants received by such U.S. Holder in the Business Combination over such U.S. Holder’s adjusted tax basis in the Gesher Securities surrendered by such U.S. Holder in the Business Combination. Any gain or loss so recognized would generally be long-term capital gain or loss if the U.S. Holder had held the Gesher Securities for more than one year (or short-term capital gain or loss otherwise). It is unclear, however, whether the redemption rights with respect to Gesher Ordinary Shares have suspended the running of the applicable holding period for this purpose. Long-term capital gains of non-corporate U.S. Holders (including individuals) currently are eligible for preferential U.S. federal income tax rates. However, the deductibility of capital losses is subject to limitations. A U.S. Holder’s holding period in the Freightos Ordinary Shares and/or Freightos Warrants received in the Business Combination, if any, would not include the holding period for the Gesher Securities surrendered in exchange therefor and would begin on the day following the Closing Date.” (on pages 238 and 239).

United States Securities and Exchange Commission
November 2, 2022

With respect to whether the Business Combination qualifies as a tax-deferred exchange under Section 351 of the Code, the disclosure provides that the closing of the Business Combination is not conditioned upon the receipt of an opinion of counsel that the Business Combination will qualify as an exchange under Section 351, and neither Gesher nor the Company intends to request a ruling from the IRS regarding such qualification (on page 237). Moreover, the disclosure provides that even if a Gesher shareholder chooses to take the position that the Business Combination qualifies as an exchange under Section 351 of the Code, the Company is under no obligation to report in a consistent manner and is not expected to report in this manner (on page 237). Neither Gesher nor the Company expects to receive any opinions from counsel with respect to the intended tax treatment of the Business Combination.

18.	You disclose at page 218 that the parties to the Business Combination Agreement intend for the Business Combination to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and that if the Business Combination qualifies as a reorganization, U.S. Holders will generally not recognize gain or loss as a result of the Business Combination. Please revise to clarify the tax consequences of the transaction. Refer to Item 4(a)(6) of Form F-4. Additionally, you indicate on the Exhibits Index that an opinion will be provided from tax counsel. Please clarify to us if exhibit 8.1 is intended to be a short-form opinion. If it is intended to be a short-form opinion, please clarify in the prospectus and exhibit to state clearly that the disclosure in the tax considerations section of the prospectus is the opinion of the named counsel.

Response:

The Company respectfully acknowledges the Staff’s comment, however, the Company points out that the disclosure included in the section titled, “Certain Material U.S. Federal Income Tax Considerations” describes the intended tax treatment of the Business Combination and the tax consequences resulting therefrom. Specifically, with respect to the Business Combination qualifying as a reorganization under Section 368(a) of the Code, the disclosure provides that the closing of the Business Combination is not conditioned upon the receipt of an opinion of counsel that the Business Combination will qualify as a reorganization, and neither Gesher nor the Company intends to request a ruling from the IRS regarding the U.S. federal income tax treatment of the Business Combination (on page 237).

United States Securities and Exchange Commission
November 2, 2022

As discussed in the Company’s response to Comment 17, neither Gesher nor the Company expects to receive any opinions from counsel with respect to the intended tax treatment of the Business Combination. The reference to an opinion from tax counsel in the Exhibits Index (Exhibit 8.1) was inadvertently included and has been removed in the Amended Registration Statement. Moreover, the disclosure describes certain facts that will not be known at the time of closing that will be relevant to whether the Business Combination qualifies as a reorganization (e.g., the extent to which Gesher shareholders exercise their redemption rights with respect to their Gesher Securities), which would result in any opinion of counsel being extremely conditional, at best.

Experts, page 253

19.	Please disclose the information required by Item 7.C. of Form 20-F regarding reliance on the experts who performed the audits of the financial statements of 9T Technologies LLC and Clearit Customs Services, Inc.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 274 of the Amended Registration Statement.

General, page F-1

20.	Please update the financial statements and other financial information included in the filing in accordance with Item 8A of Form 20-F.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages F-1 to F-127 of the Amended Registration Statement.

21.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response:

The Company respectfully advises the Staff that its sponsor, Gesher I Sponsor LLC, is a Delaware limited liability company and is not controlled by a non-U.S. person. Certain members owning minority interests in the Sponsor are non-U.S. persons, but they are not managing members and do not have control over the Sponsor, nor do the minority interests of the members noted above constitute substantial ties with a non-U.S. person. While certain of the Private Placement Investors are, are controlled by, or have substantial ties with non-U.S. persons, neither the Sponsor nor any of the Private Placement Investors will obtain control over the Company pursuant to the Business Combination. The existing Company shareholders are expected to own approximately 66.6% of the ownership of the Company immediately following the consummation of the Business Combination. While the Company does not believe that any of the facts or relationships with respect to the Business Combination would subject the proposed Business Combination to regulatory review by a U.S. government entity or authority, including review by CFIUS, with an eye towards disclosure, we have added a risk factor on page 76 that CFIUS may decide to recommend a block or delay of the Business Combination, or impose conditions with respect to it, if CFIUS determines it has jurisdiction, and such a review could prevent the Company from completing the proposed Business Combination.

Consolidated Financial Statements of Freightos Limited

Note 16: Equity, page F-36

22.	Revise to disclose the conversion terms applicable to each of your various classes of preferred shares.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page F-56 of the Amended Registration Statement.

United States Securities and Exchange Commission
November 2, 2022

Note 24: - Events After The Reporting Date, page F-44

23.	It appears Clearit Customs Services, Inc. (Clearit) was significant enough to trigger the requirement to provide the historical financial statements required by Rule 3-05 of Regulation S-X. Additionally, we note you disclose on page 186 that Clearit’s financial statements are included in the proxy statement/prospectus. However, we were unable to locate such financial statements in the filing. Please revise to provide the financial statements of Clearit.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages F-65 to F-78 of the Amended Registration Statement.

United States Securities and Exchange Commission
November 2, 2022

If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (212) 335-4783.

Sincerely,

DLA Piper LLP (US)

/s/ Stephen P. Alicanti

Stephen P. Alicanti
Partner

cc:	Zvi Schreiber, Freightos Limited
Jeremy Lustman, DLA Piper LLP (US)
Jon Venick, DLA Piper LLP (US)